                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                        Oppenheimer Tremont Market Neutral Fund, LLC
                                      (Name of Issuer)

                        Oppenheimer Tremont Market Neutral Fund, LLC
                            (Name of Person(s) Filing Statement)

                             Limited Liability Company Interest
                               (Title of Class of Securities)

                                         68382B100
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $__________ (a) Amount of Filing Fee: $__________ (b)
-------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for one-hundred percent of the Issuer's outstanding limited liability company interests based on the estimated unaudited total net asset value of the Issuer's outstanding limited liability company interests as of_____________, 2005.

(b) Calculated at 0.00011770% of the Transaction Valuation.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        ------------------------------
Form or Registration No.:
                          ----------------------------
Filing Party:
              ----------------------------------------
Date Filed:
            ------------------------------------------

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject to Rule 14d-1.
 [x] issuer tender offer subject to Rule 13e-4.
 [ ] going-private transaction subject to Rule 13e-3.
 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:   SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:   SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:   IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund").
The Fund's address is Two World Financial Center, 225 Liberty Street, New York, New York
10281-1008, and the Fund's telephone number is (212) 323-0252. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial Center, 225
Liberty Street, New York, New York 10281-1008 (the "Adviser"). The investment manager is
Tremont Partners, Inc., which is located at Corporate Center at Rye, Suite C-300, 555
Theodore Fremd Avenue, Rye, New York 10580 (the "Investment Manager"). The Fund's
Independent Managers are Ronald J. Abdow, Joseph M. Wikler and Peter I. Wold. The Fund's
Interested Managers are Eustis Walcott and John V. Murphy. The address for each Manager, except Mr. Murphy, is 6803 S. Tuscon Way, Centennial, Colorado 80112-3924. The address for
Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:   TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6:   PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

This information required by Item 6 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:   INTEREST IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by references to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases Offer.

ITEM 10   FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements for the ___________, previously filed on Edgar on Form N-CSR on __________, which the Fund has prepared and furnished Members pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange
Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:  ADDITIONAL INFORMATION

(a)(1)    None.
    (2)   None.
    (3)   Not applicable.
    (4)   Not applicable.
    (5)   None.

(b)       None.

ITEM 12:  EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer
(a)(1)(ii)  Repurchase Offer Notice
(a)(1)(iii) Form of Repurchase Request Form
(a)(1)(iv)  Form of Letter to Members Regarding Acceptance of Tender of All Interest Held
            by Members
(a)(1)(v) Form of Letter to Members Regarding Acceptance of Tender of A Portion of Interest
            Held by Members
(a)(1)(vi)  Form of Promissory Note for Payment Regarding Acceptance of Tender of All
            Interest Held by Members
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Interest Held by Members
(a)(2)    Not applicable.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.

(b)       Not applicable.

(d)       The Limited Liability Company Agreement, as amended was filed by the Registrant on April 22, 2005 and is hereby incorporated by reference.

(g)       None.

(h)       None.

ITEM 13:  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                         SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Market Neutral Fund, LLC

                                    By: _______________________________
                                    Name:       Lisa I. Bloomberg
                                    Title:      Assistant Secretary

Date: __________, 2005

Exhibit (a)(1)(i)
                        Oppenheimer Tremont Market Neutral Fund, LLC
                                 Two World Financial Center
                                     225 Liberty Street
                               New York, New York 10281-1008

__________, 2005

Dear Oppenheimer Tremont Market Neutral Fund, LLC Member:

Oppenheimer  Tremont Market Neutral Fund,  LLC is a closed-end,  non-diversified  management investment  company  organized as a Delaware limited  liability  company (the "Fund").  This notice is to inform  you about  your  Fund's  offer to  repurchase  all or a portion  of its outstanding interests  ("Interest") and to provide instructions to Members who would like to tender some or all of their Interest for repurchase by the Fund.  This  repurchase  offer is intended to provide liquidity to Members,  because your Interest is not redeemable daily for cash nor is it traded on a stock  exchange.  You can offer some or all of your  Interest for repurchase only during one of the Fund's periodic repurchase offers.

The Fund also is  pleased  to  report  that it  expects,  as soon as  practicable  following completion of this repurchase  offer and no later than on or about  ____________,  to modify its  Federal tax  election  and  filings so as to qualify  for tax  treatment  substantially similar to that of many other publicly  offered  mutual funds,  rather than as a partnership for  Federal  income  tax  purposes.  This  change of  election  will allow  simplified  tax reporting  to Members on IRS Form 1099 instead of the current  Schedule K-1 (and,  given the
January 31 mailing  requirement  for Form 1099,  will  result in earlier  tax  reporting  to
Members  than that  currently  provided  for).  The  change  of  election  also will  enable tax-exempt U.S.  investors not to incur unrelated business taxable income with respect to an investment in the Fund, provided they do not borrow to acquire the investment.  The enclosed
Repurchase Offer Notice provides notice of this change,  as well as certain related matters, further  describes  the change and provides you with the  opportunity  to withdraw  from the
Fund as a  Member  should  you  consider  the new tax  treatment  to be  unsuitable  to your circumstances.  No material  changes in the investment  program or day-to-day  management of the Fund are contemplated in connection with the new tax treatment.

Kindly note that there are not expected to be further  repurchase  offers until December 31,
2005.  Beginning  in 2006,  the Fund  expects to adopt a schedule  of  quarterly  repurchase offers.  Also,  commencing with the first  repurchase  offer of 2006,  Members will have the opportunity,  solely in connection with that and future repurchase offers, to exchange their
Interests in the Fund at net asset value for  interests of equivalent  value in  Oppenheimer
Tremont  Opportunity Fund, LLC (i.e.,  with no sales load).  Such  exchanges may constitute a taxable event for U.S. federal income tax purposes.

The current repurchase offer period will begin on  ______________,  and end on ____________.
If you wish to sell any of your Interest during this tender period,  you can do so in one of the following ways:

1.    If your  Interest is held in your own name (please  refer to your account  statement),
      you  can   complete   the   attached   Repurchase   Request  Form  and  return  it  to
      OppenheimerFunds  Services by 12:00 Midnight,  Eastern Time (ET), on  _______________.
      The Fund currently does not charge a processing fee for handling repurchase requests.

2.    If your Interest is held for your  retirement  plan by your  retirement  plan trustee, your  retirement  plan trustee must submit the  repurchase  request for you.  They may charge a transaction fee for that service.

Please  refer  to the  Fund's  Prospectus  and the  enclosed  Repurchase  Offer  Notice  and
Repurchase  Request Form for more details.  If you are not interested in selling any of your
Interest at this time,  you do not have to do anything and can  disregard  this  notice.  We will contact you prior to the next repurchase offer.

The Fund's normal Early  Withdrawal  Charge will be waived,  on a one-time basis, as to this
Repurchase  Offer.  That charge is described in the Fund's  Prospectus and typically applies if the date as of which the  Interest  is to be valued for  purposes of  repurchase  is less than one year following the date of your initial investment in the Fund.

--------------------------------------------------------------------------------------------
All requests to have an Interest  repurchased must be received by OppenheimerFunds  Services
at  its  office  in  Colorado  in  good  order  no  later  than  12:00   Midnight  (ET),  on
__________________ (the Repurchase Request Deadline).
--------------------------------------------------------------------------------------------

Please refer to the enclosed  Repurchase  Offer documents.  If you have any questions,  call
your  financial   adviser  or  broker,  or  you  can  call   OppenheimerFunds   Services  at
1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------
                  OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                            REPURCHASE OFFER NOTICE

            OFFER TO REPURCHASE LIMITED LIABILITY COMPANY INTERESTS

                             DATED __________, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                            12:00 MIDNIGHT (ET), ON
                          UNLESS THE OFFER IS EXTENDED
---------------------------------------------------------------------------------

To the Members of Oppenheimer Tremont Market Neutral Fund, LLC:

Oppenheimer  Tremont  Market  Neutral Fund,  LLC, a closed-end,  non-diversified  management investment  company  organized as a Delaware  limited  liability  company (the  "Fund"),  is offering to repurchase up to one-hundred percent (100%) of the Fund's aggregate  outstanding limited  liability  company  interests  ("Interest")  that are  tendered  by Members and not withdrawn prior to 12:00 Midnight (ET), on ______________,  subject to any extensions of the offer to  repurchase  Interests  ("Repurchase  Offer").  The amount due to any Member  whose
Interest is  repurchased  will be equal to the value of the  Member's  Interest  (or portion thereof being  repurchased)  determined as of  ___________,  or, if the Repurchase  Offer is
extended,  as of a date  designated  by the  Fund  in an  amended  notice  to  Members  (the
"Valuation  Date"),  and based on the net asset value of the Fund's  assets as of that date.
Members  may tender all of their  Interest,  or a portion of their  Interest up to an amount such that they maintain the minimum  required capital account balance of $50,000 (net of the amount of the Incentive Allocation) after the repurchase of their Interest.

Investors  should realize that the value of the Interest  tendered in this Repurchase  Offer likely will  change  between  ____________________  (the last time net asset value will have been  calculated  before the start of this  offer) and  ________________  (the next time net asset value will be calculated  before requests to participate in the Repurchase  Offer must have been received by the Fund) and  _____________,  when the value of the Interest tendered to the Fund will be  determined  for  purposes of  calculating  the  purchase  price of such
Interest.  Investors should also realize that although the Repurchase Offer expires at 12:00
Midnight (ET), on ______________,  or, if the offer is extended,  such time and dates as the
Fund  designates in an amended notice to Members,  they remain Members in the Fund until the
Valuation  Date.  Any Member who wishes to obtain  the most  recently  calculated  net asset value of their Interest should contact  OppenheimerFunds  Services at 1.800.858.9826  during regular business hours.

NEITHER THE FUND NOR ITS BOARD OF MANAGERS MAKE ANY  RECOMMENDATION TO ANY MEMBER WHETHER TO
TENDER OR REFRAIN  FROM  PARTICIPATING  IN THE  REPURCHASE  OFFER.  EACH MEMBER MUST MAKE AN
INDEPENDENT  DECISION  WHETHER TO TENDER THEIR  INTEREST AND, IF SO, HOW MUCH THEIR INTEREST
TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE FUND  WHETHER
MEMBERS SHOULD TENDER  PURSUANT TO THIS  REPURCHASE  OFFER. NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY  INFORMATION  OR TO MAKE ANY  REPRESENTATIONS  IN CONNECTION  WITH THIS  REPURCHASE
OFFER OTHER THAN THOSE  CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND
STATEMENT OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE, ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND,  ITS INVESTMENT
ADVISER, DISTRIBUTOR OR INVESTMENT MANAGER.

THIS  TRANSACTION  HAS NOT BEEN  APPROVED OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE
COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
COMMISSION  PASSED UPON THE  FAIRNESS OR MERITS OF SUCH  TRANSACTION  OR ON THE  ACCURACY OR
ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY
IS UNLAWFUL.

Questions and requests for assistance  and requests for additional  copies of the Repurchase
Offer may be directed to OppenheimerFunds Services at 1.800.858.9826.

                                     SUMMARY TERM SHEET

o     Oppenheimer  Tremont  Market  Neutral Fund, LLC (the "Fund") is offering to repurchase up to one-hundred  percent (100%) of the Fund's aggregate  outstanding  limited liability company  interests  ("Interest")  that are tendered by Members and not withdrawn prior to
   12:00  Midnight  (ET),  on  _______________,  subject to any  extensions  of the offer to repurchase Interests ("Repurchase Offer"). See Item 1 of the Repurchase Offer Notice.

o     The Repurchase Offer will remain open until 12:00 Midnight (ET),  _______________,  or if the  Repurchase  Offer is extended,  such time and date as the Fund  designates  in an amended notice to Members ("Repurchase Request Deadline").  Net asset value (that is, the value of the  Fund's  assets  minus  its  liabilities,  multiplied  by the  proportionate interest in the Fund a Member  desires to tender) will be calculated  for this purpose as of  _______________,  or if the Repurchase Offer is extended,  as of a date designated by the Fund in an  amended  notice to  Members  (the  "Valuation  Date").  See Item 2 of the
   Repurchase Offer Notice.

o     Members  must  determine  whether to tender  their  Interest  prior to the  Repurchase
   Request Deadline.  The net asset value at which the Fund will repurchase an Interest will not be  calculated  until the  Valuation  Date.  The net asset value can  fluctuate  and, accordingly,  may  fluctuate  between  the date you submit a  Repurchase  Request and the
   Valuation Date. The net asset value on the Repurchase  Request Deadline and the Valuation
   Date could be higher or lower than on the date you submit a Repurchase  Request Form. See
   Item 4 of the Repurchase Offer Notice.

o     Payment of the purchase  price for  Interests (or portion  thereof)  shall consist of:
   (i) cash or a promissory note,  which will not bear interest,  in an amount equal to such percentage,  as may be determined by the Board of Managers and in any event at least 90%, of the  estimated  unaudited  net  asset  value  of the  Interest  (or  portion  thereof)
   repurchased  by the Fund  determined  as of the  date of such  repurchase  (the  "Initial
   Payment");  and,  if  determined  to be  appropriate  by the Board of  Managers or if the
   Initial  Payment is less than 100% of the  estimated  unaudited  net asset value,  (ii) a promissory  note  entitling  the holder  thereof  to a  contingent  payment  equal to the excess,  if any,  of (x)  the net  asset  value  of the  Interest  (or  portion  thereof)
   repurchased  by the  Fund as of the  date of such  repurchase,  determined  based  on the audited  financial  statements  of the Fund for the Fiscal Year in which such  repurchase was effective, over (y) the Initial Payment. See Item 5 of the Repurchase Offer Notice.

o     An Early Withdrawal Charge equal to 1.00% of the value of Interest  repurchased by the
   Fund is  normally  applied  if the date as of which the  Interests  are to be valued  for purposes  of  repurchase  is less  than  one  year  following  the  date of your  initial investment in the Fund.  Because this  Repurchase  Offer is intended,  in part, to permit
   Members to withdraw from the Fund in full and without  penalty if certain  changes in the tax  status of the Fund are  unsuitable  to them (as more  fully  described  below and in
   Appendix A to this Notice),  all Early  Withdrawal  Charges  relating to this  Repurchase
   Offer will be waived by the Fund. See Item 11 of the Repurchase Offer Notice.

o     Members  who tender  part of their  Interest  must  leave an amount  equal to at least
   $50,000,  net of the amount of the Incentive  Allocation (the "Required Minimum Balance")
   in the Fund.  The Fund  reserves  the right to reduce the amount of Interest  repurchased
   (in the case of a partial  tender) so that the Required  Minimum  Balance is  maintained.
   See Item 6 of the Repurchase Offer Notice.

o     Following  this summary is a formal notice of the  Repurchase  Offer.  The  Repurchase
   Offer remains open until 12:00 Midnight (ET), on _____________.  Until this time, Members have the right to  change  their  mind and may  withdraw  their  Interest  submitted  for repurchase.  Interests withdrawn may be re-tendered,  however, provided that such tenders are made before the  Repurchase  Request  Deadline  by  following  the tender  procedures described herein. See Item 7 of the Repurchase Offer Notice.

o     Members  who  would  like the Fund to  repurchase  all or a  portion  of the  Member's
   Interest should  complete,  sign and either (i) mail (via certified mail returned receipt requested) or otherwise deliver a Repurchase Request Form to  OppenheimerFunds  Services,
   P.O. Box 173673,  Denver,  Colorado  80217-3673  if using  regular mail; or (ii) if using courier or express mail,  OppenheimerFunds  Services,  10200 E. Girard  Avenue,  Building
   Denver,  Colorado  80231,  so long as it is  received  before  12:00  Midnight  (ET),  on
   _______________. See Item 2 of the Repurchase Offer Notice.

o     The  value  of  your  Interest  may  change   between  the  date  of  this  offer  and
   _____________.  The value of the Interest is calculated by the Fund based on  information that the Fund receives from the Fund's investment  adviser.  Members may obtain the value of their Interest, by contacting OppenheimerFunds Services at 1.800.858.9826.  See Item 3
   of the Repurchase Offer Notice.

o     Interests  tendered  pursuant to the Repurchase  Offer may be withdrawn or Members may change the amount of their  Interest  tendered for  Repurchase at any time prior to 12:00
   Midnight  (ET),  on  ______________.  The Board of  Managers  of the Fund may  suspend or postpone this Repurchase Offer only by a majority vote of the Managers.  Please note that just as Members  have the right to  withdraw  their  Interest,  the Fund has the right to cancel,  amend,  suspend or postpone this Repurchase Offer any time before 12:00 Midnight
   (ET), on  ________________.  Also realize that although the tender offer expires at 12:00
   Midnight  (ET),  on  ________________,  Members  remain  an  investor  in the Fund  until
   _________________,  when the net asset  value of a Member's  Interest is  calculated  for purposes of determining  the repurchase  price of the Interest.  See Items 7 and 8 of the
   Repurchase Offer Notice.

o     IT IS THE  RESPONSIBILITY  OF EACH  MEMBER WHO ELECTS TO TENDER TO CONFIRM  RECEIPT OF
   THE  REPURCHASE  REQUEST  FORM WITH  OPPENHEIMERFUNDS  SERVICES TO ASSURE GOOD  DELIVERY.
   PLEASE  SEND  THE  REPURCHASE  REQUEST  FORM TO  OPPENHEIMERFUNDS  SERVICES  AND NOT YOUR
   FINANCIAL ADVISER.

                                   FORMAL NOTICE OF OFFER

1.    The Offer. The Fund is offering to repurchase up to one-hundred  percent (100%) of the
   Fund's aggregate outstanding limited liability company interests  ("Interest") at a price equal to the  respective  net  asset  value  ("NAV"  or "Net  Asset  Value")  as of 12:00
   Midnight  (ET), on the Valuation  Date (defined  below) upon the terms and conditions set forth in this Repurchase Offer Notice, the Fund's Prospectus,  and the related Repurchase
   Request Form.  Together those documents  constitute the "Repurchase  Offer." The offer is not conditioned upon the tender for repurchase of any minimum amount of Interest.

   Members  may obtain the most  recently  calculated  information  regarding  the Net Asset
   Value of their  Interest  by  contacting  OppenheimerFunds  Services  at  1.800.858.9826,
   Monday through  Friday,  except  holidays,  during normal  business hours of 9:00 a.m. to
   5:00 p.m.  (ET).  The value of Interests  tendered by Members  likely will change between
   ______________  (the next time Net Asset Value will be calculated  before the  Repurchase
   Request Deadline) and _______________ (the Valuation Date).

   Why is the Fund making this Repurchase  Offer?  The purpose of the Repurchase Offer is to provide  liquidity  to Members of the Fund.  The  Repurchase  Offer also is  intended  to provide  notice of a change  to the tax  status  and  treatment  of the Fund,  as well as certain related matters,  that will be implemented following completion of the Repurchase
   Offer and to  provide  you with the  opportunity  to  withdraw  from the Fund as a Member should you consider the new tax treatment to be unsuitable to your circumstances.

   Tell me more about the planned  change in the Fund's tax  treatment.  The Fund's Board of
   Managers has  authorized  the Fund to elect to be taxed as a  corporation  and to seek to qualify as a "regulated  investment  company" under  Subchapter M of the Internal Revenue
   Code. The Fund will do so as soon as practicable  following completion of this Repurchase
   Offer and no later  than on or about  _________________.  The Fund will then no longer be treated as a  partnership  for Federal tax  purposes.  The  specific  requirements  under
   Subchapter M and additional  information  regarding the Fund's new tax  treatment,  which will be  substantially  similar to that of many other  publicly  offered mutual funds and which will allow the Fund's tax reporting to Members to be  streamlined  (reports will be made on IRS Form 1099 instead of the current  Schedule  K-1), are described in Appendix A to this  Repurchase  Offer.  Depending on when the transition to the new tax treatment is completed,  however, you may receive reports from the Fund on both Form 1099 and Schedule
   K-1 for your tax year  ending  December  31,  2005.  Thereafter,  only Form 1099s will be used.  Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, associated with this change.

   No material  changes in the investment  program or day-to-day  management of the Fund are contemplated in connection with the new tax treatment.

   Will the  planned  change in tax  treatment  affect  the value of my  Interest?  No.  The
   Fund's new tax  treatment  will,  however,  require  that its current  "capital  account"
   structure  (in which net  increases  and  decreases in the net value of the Fund's assets are  allocated to a particular  Member's  individual  capital  account on a generally pro rata basis) be replaced by a structure in which  Members will  participate  in the Fund's
   "general  account" on the basis of the number of shares of the Fund they hold relative to the total number of Fund shares outstanding.  Upon completion of the Fund's transition to the new tax  treatment,  Members  will be  issued  Fund  shares  equal  in value to their capital accounts immediately  preceding the transition.  Individual capital accounts will be replaced with a general Fund account and, going  forward,  Members will refer to their share balances when  calculating  the value of an investment in the Fund. Each share will have the same  value  (its "net  asset  value  per  share")  and  variances  in  Members'
   Interests  will be reflected in their  varying  numbers of shares.  The Fund expects that
   Members will find this  arrangement  simpler and easier to understand than that currently in place.

   Because the new tax treatment will require the Fund to make certain annual  distributions to Members,  the Fund also expects to establish a program for the automatic  reinvestment of these  distributions in the Fund. Under the program,  when a Member's  distribution is reinvested,  additional  Fund shares will be issued to that Member in an amount  equal in value to the  distribution.  Unless you inform the Fund  otherwise,  you will be enrolled automatically  in the  reinvestment  program.  Should you wish to opt out of the program, please  contact  OppenheimerFunds  Services at  1.800.858.9826  to complete the necessary instructions.

   Will the  planned  change in tax  treatment  result in a taxable  event to  Members?  The election of the Fund to be taxed as a corporation and its  qualification  as a "regulated investment  company"  should not be a taxable event to Members.  OppenheimerFunds,  Inc., the Fund's  investment  adviser,  at its expense has obtained for the benefit of the Fund an opinion of counsel,  based on certain  representations of such adviser,  substantially to that effect.

   Will the  advisory  fees I pay change?  For most  Members,  these fees will not change at all,  although  some  Members  will  realize an  incremental  reduction  in the amount of incentive  compensation  payable to the Investment Adviser. As part of the replacement of individual  capital  accounts by a general  Fund  account,  the Fund expects the Board of
   Managers to approve  modifying the formula for  calculation of the  Investment  Adviser's incentive  compensation so as to allow its calculation on a Fund-wide basis,  rather than separately  for each  Member's  capital  account.  To assure  equitable  treatment of all
   Members  during the  transition,  the Fund's new general  account loss  carryforward  (or
   "high water  mark") for this purpose  will be "set" in an amount  equivalent  to the most beneficial loss  carryforward  applicable to any single Member as of the transition date.
   Some Members will thus realize an  incremental  reduction in the  incentive  compensation that otherwise might have been payable from their capital accounts.  In no case, however, will any  Member be  subject,  directly  or  indirectly,  to any  increase  in  incentive compensation or other advisory fees relative to the fees under the prior formula.

   What  effect  will  participating  in  this  Repurchase  Offer  have  on  the  Fund?  The repurchase  of  Interests  pursuant  to the  Repurchase  Offer  will  have the  effect of decreasing the net assets of the Fund and increasing  the  proportionate  interest in the
   Fund of Members who do not tender  their  Interest.  A reduction in the net assets of the
   Fund could limit the Fund's access to certain  investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise (including public securities),  or result in Members  who do not tender  their  Interest  bearing  higher  costs to the extent that certain  expenses borne by the Fund are  relatively  fixed and may not decrease if assets decline.  The effects of decreased  Fund size and  increased  proportionate  Interests of
   Members  who do not tender may be reduced or  eliminated  to the extent  that  additional subscriptions for Interests are made from time to time.

   Although the  Repurchase  Offer does not set any maximum  amount of Interests that may be tendered  and  repurchased,  the  Fund  does not  expect  Members'  participation  in the
   Repurchase Offer to exceed  substantially their rate of participation in prior repurchase offers.  Substantially increased participation would, however,  increase the reduction in the Fund's net assets  resulting from the Repurchase  Offer and could cause the sale of a
   substantial  portion  (or  even,  under  certain   circumstances,   all)  of  the  Fund's
   investments.  In the  unlikely  event  that  tenders  equal to 30% or more of the  Fund's then-current  net assets are received at the Repurchase  Request  Deadline,  the Board of
   Managers expects to extend such Repurchase Request Deadline (and corresponding  Valuation
   Date  and  payments  to  Members)  up to 90 days to  permit  an  orderly  disposition  of investments.  There are also circumstances  under which the Board of Managers may suspend the  Repurchase  Offer.  Reasonable  notice of any such  extension or suspension  will be provided.

2.    Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of Interest  for repurchase must be received in proper form by OppenheimerFunds  Services at its office in
   Colorado  on or before  12:00  Midnight  (ET),  on  ______________.  Repurchase  Requests
   submitted  to  OppenheimerFunds  Services  in  writing  must  be  sent  to the  addresses specified in the  Repurchase  Request  Form.  Members  wishing to confirm  receipt of the
   Repurchase  Request Form may contact  OppenheimerFunds  Services at  1.800.858.9826 or at the  address  set forth in the  Repurchase  Request  Form.  The method of delivery of any documents  is at the  election  and  complete  risk of the  Member  tendering  his or her
   Interest,  including,  but not  limited to the  failure of  OppenheimerFunds  Services to receive the Repurchase Request Form or any other document.

3.    Valuation Date.  Investors  should realize that the value of the Interest  tendered in this Offer likely will change between  _____________  (the last time Net Asset Value will have been  calculated  before the start of this offer) and  _____________  (the next time
   Net  Asset  Value  will  be  calculated  before  the  Repurchase  Request  Deadline)  and
   ____________ (the Valuation Date),  when the value of the Interests  tendered to the Fund will be  determined  for purposes of  calculating  the purchase  price of such  Interests
   (unless the Repurchase Offer is extended,  then as of a date determined by the Fund in an amended notice to Members).  As of the close of business on _____________,  the estimated
   unaudited  Net  Asset  Value  of  an  Interest   corresponding   to  an  initial  capital
   contribution of $50,000 on the following  dates on which initial  investments in the Fund were accepted was as follows:

             ------------------------------------------------------------
                                               Your Unaudited Net Asset
                     If You Invested          Value as of _____________
                     $50,000 on                        would be
             ------------------------------------------------------------
             ------------------------------------------------------------
             2002    January                           $
                     February
                     March
                     April
                     May
                     June
                     July
                     August
                     September
                     October
                     November
                     December

             ------------------------------------------------------------
             ------------------------------------------------------------
             2003    January
                     February
                     March
                     April
                     May
                     June
                     July
                     August
                     September
                     October
                     November
                     December

             ------------------------------------------------------------
             ------------------------------------------------------------
             2004    January
                     February
                     March
                     April
                     May
                     June
                     July
                     August
                     September
                     October
                     November
                     December                            _____

             ------------------------------------------------------------
             ------------------------------------------------------------
             2005    January                             _____
                     February                            _____
                     March                               _____
                     April                               _____
                                                         -----

             ------------------------------------------------------------

   As of the  close  of  business  on  ____________,  there  was  approximately  $__________
   outstanding  in capital of the Fund held in Interests  (based on the estimated  unaudited net asset value of such Interest).

4.    Net Asset  Value.  You must  determine  whether to tender your  Interest  prior to the
   Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase
   Interests  will not be  calculated  until the  Valuation  Date.  The Net Asset  Value can fluctuate and,  accordingly,  may fluctuate  between the date you submit your  Repurchase
   Request and the Repurchase  Request  Deadline and the Valuation Date. The Net Asset Value
   on the Repurchase  Request  Deadline and the Valuation Date could be higher or lower than on the date you  submit a  Repurchase  Request.  Members  may  obtain  the most  recently calculated  information  regarding  the Net Asset Value of their  Interest by  contacting
   OppenheimerFunds  Services at  1.800.858.9826,  Monday through Friday,  except  holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.    Payment for Repurchased  Interest.  If the entire Interest of a Member is repurchased, the Member will receive an initial  payment equal to at least 90% of the estimated  value of the  Interest  and the  balance  due  will  be  determined  and  paid  promptly  after completion of the Fund's audit and be subject to audit adjustment.  The total amount that a Member may expect to receive on the  repurchase  of the  Member's  Interest (or portion thereof)  will be the value of the Member's  capital  account (or portion  thereof  being repurchased)  determined  on the  Valuation  Date and based on the Net Asset Value of the
   Fund's assets as of that date,  after giving effect to all  allocations  to be made as of that date to the  Member's  capital  account,  including  any  Incentive  Allocation  (as defined in the Prospectus),  and less the redemption fee, if applicable. This amount will be subject to  adjustment  upon  completion  of the annual audit of the Fund's  financial statements for the fiscal year in which the repurchase is effected  (which it is expected will be completed within 60 days after the end of each fiscal year).

   Payment of the purchase price for your Interest (or a portion  thereof) shall consist of:
   (i) cash or a promissory note,  which will not bear interest,  in an amount equal to such percentage,  as may be  determined by the Board of Managers,  of the estimated  unaudited
   Net Asset Value of the Interest (or portion thereof) repurchased by the Fund,  determined as of the date of such  repurchase  (the  "Initial  Payment");  and, if  determined to be appropriate  by the Board of Managers or if the Initial  Payment is less than 100% of the estimated  unaudited Net Asset Value, (ii) a promissory note entitling the holder thereof to a contingent  payment  equal to the excess,  if any, of (x) the Net Asset Value of the
   Interest (or portion thereof)  repurchased by the Fund as of the date of such repurchase, determined based on the audited  financial  statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.

   Notwithstanding  anything in the foregoing to the contrary, the Board of Managers, in its discretion,  may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value,  determined as of the date of  repurchase,  equal to the  amount to be  repurchased.  Any  promissory  note given to satisfy  the  Initial  Payment  shall be due and  payable not more than 45 days after the date of  repurchase  or, if the Fund has  requested  withdrawal  of its capital  from any
   Portfolio  Fund (as  defined  in the  Prospectus)  in order  to fund  the  repurchase  of
   Interest,  10 business  days after the Fund has  received  at least 90% of the  aggregate amount  withdrawn  by the Fund from such  Portfolio  Funds.  Regardless  of the manner of payment as of the Valuation  Date, a Member whose  Interest is  repurchased in full as of that date will, at the same time, cease to be a Member.

6.    Amount of Tender.  Members may tender all or a portion of their Interest. A Member who tenders  for  repurchase  only a  portion  of his or her  Interest  will be  required  to maintain  a  minimum  capital  account  balance  of  $50,000  (net of the  amount  of the
   Incentive  Allocation,  if any,  that is to be debited  from the  capital  account of the
   Member)  as of the date  that the Fund  values  the  Interest  for  repurchase.  The Fund maintains  the  right,  in the case of a partial  tender,  to reduce  the  portion  of an
   Interest to be repurchased  from a Member so that the required  minimum  capital  account balance  is  maintained.  The Fund will  promptly  notify  the  Member if his tender of a portion of his Interest for repurchase  would reduce his capital  account balance to less than $50,000.

   The Fund may redeem all or part of an  Interest  if,  among  other  reasons,  the Adviser determines  that it  would  be in the  best  interests  of the  Fund to do so.  The  Fund reserves the right to reduce that  portion of the Interest to be purchased  from a Member to  maintain  the  Member's  capital  account  balance at  $50,000 if a Member  tenders a portion of an Interest  and the  repurchase  of that  portion  would  cause the  Member's capital account balance to fall below this required minimum.

7.    Withdrawal of Tender of Interest for Repurchase.  Interests  tendered  pursuant to the
   Repurchase  Offer may be withdrawn or the amount of Interest  tendered for Repurchase may be changed at any time prior to the Repurchase  Request  Deadline at 12:00 Midnight ET on
   _____________.  Members must send a written notice to OppenheimerFunds Services at one of its  addresses  specified  in  this  Repurchase  Request  Form  or  the  Prospectus,  and
   OppenheimerFunds  Services must receive it before the Repurchase  Request  Deadline.  All questions to the form and validity  (including time of receipt) of a notice of withdrawal will be determined by the Fund, in its sole discretion,  and such determination  shall be final and binding.  Interests  properly  withdrawn  shall not  thereafter be deemed to be tendered  for purposes of the  Repurchase  Offer.  However,  withdrawn  Interests  may be re-tendered  prior  to the  Repurchase  Request  Deadline  by  following  the  procedures described herein.

8.    Suspension or Postponement of Repurchase  Offer. The Board of Managers of the Fund may
   suspend,  postpone or terminate this Repurchase  Offer by a majority vote of the Managers
   (including a majority of the disinterested  Managers).  For example, such a suspension or postponement may be instituted:

   (A) for any period  during  which The New York Stock  Exchange or any market in which the securities owned by the Fund are principally  traded is closed,  other than customary weekend and holiday closings, or during which trading in such market is restricted;

(B)   for any period during which an emergency  exists as a result of which  disposal by the
       Fund of securities owned by it is not reasonably  practicable,  or during which it is not  reasonably  practicable  for the Fund fairly to  determine  the value of its net assets; or

(C)   for such other periods as the  Securities  and Exchange  Commission  may order for the protection of Members of the Fund.

   As noted in the last paragraph  under Item 1 above,  although not currently  anticipated, unexpectedly  significant  participation in the Repurchase Offer may also be a reason for suspension, postponement or termination of this Repurchase Offer.

9.    Tax  Consequences to a Member  Participating  in the Repurchase  Offer. In general,  a
   Member  from which an Interest is  purchased  by the Fund will be treated as  receiving a distribution  from the Fund. Such Member generally will not recognize income or gain as a result of the  purchase,  except to the extent (if any) that the amount of  consideration received by the Member  exceeds such  Member's  then  adjusted tax basis in such Member's
   Interest.  A Member's  basis in such  Member's  Interest  will be reduced  (but not below zero) by the amount of  consideration  received by the Member from the Fund in connection with the purchase of such Interest.  A Member's  basis in such Member's  Interest will be adjusted  for  income,  gain or loss  allocated  (for tax  purposes)  to such  Member for periods prior to the  repurchase of such  Interest.  It should be noted that Members will also be  allocated  their share of the Fund's  income,  gain or loss with  respect to the tendered Interest that has not been previously allocated,  and such allocation would also result in  corresponding  adjustments  to the  adjusted tax basis of the  Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member's  Interest is taxable as a capital  gain or ordinary  income,  depending on the  circumstances.  If the
   Fund purchases a Member's entire  interest,  the Member may recognize a loss, but only to the  extent  that the  amount of  consideration  received  from the Fund is less than the
   Member's then adjusted tax basis in such Member's Interest.

   Members  should  consult  their tax advisers  regarding  the  specific tax  consequences, including state and local tax  consequences,  of a repurchase of their Interest.  Special tax rules apply to any Interest repurchased from retirement plan accounts.

10.   Tax Consequences to a Member Not  Participating in the Repurchase  Offer.  Members who
   retain  Interests  in the Fund will be  subject  to the tax  consequences  of the  Fund's change in tax treatment to a corporation  taxed as a regulated  investment  company under
   Subchapter M of the Code.  For Federal  income tax purposes,  the change in tax treatment will be treated as a transfer  by the Fund of all of its assets to a new  corporation  in exchange  for  all  of  the  shares  of  such  corporation  ("Shares"),  followed  by the distribution  of such Shares in  liquidation of the current tax  partnership.  No gain or loss should be  recognized  by the current tax  partnership  upon its deemed  transfer of assets in exchange for such Shares. In addition,  no gain or loss should be recognized by a Member upon such Member's  deemed  receipt of Shares in  liquidation of the current tax partnership.  A  Member's  adjusted  tax basis in the  Shares  should be the same as such
   Member's  adjusted  tax basis in its  interest in the current tax  partnership,  and such
   Member's  holding period for the Shares should  include such Member's  holding period for its interest in the current tax partnership.  The foregoing statement of tax consequences relating to realization  of gain or loss is based upon an opinion of counsel  obtained by the Fund's investment adviser, based on certain  representations of such adviser, for the benefit of the Fund.

   Members  should  consult  their tax advisers  regarding  the  specific tax  consequences, including  state and local tax  consequences,  of the planned  change in tax treatment of the Fund.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for repurchases,  although certain  retirement plans or other  intermediary  accounts through  with a Member may hold his or her  Interest  may charge such fees.  In addition, the Fund's normal Early  Withdrawal  Charge will be waived,  on a one-time  basis,  as to this Repurchase  Offer.  That charge is described in the Fund's  Prospectus and typically applies if the date as of which the Interest is to be valued for  purposes of  repurchase is less than one year following the date of your initial investment in the Fund.

12.   Proper Form of Repurchase Request Documents.  All questions as to the validity,  form, eligibility  (including,  for example,  the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion,  and that  determination will be final and binding.  The Fund  reserves the right to reject any and all tenders of repurchase  requests for Interest  determined  not to be in the proper form, or to refuse to accept for repurchase  any Interest if, in the opinion of counsel to the Fund,  paying for such Interest  would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Interest, whether in general or with respect to any  particular  Interest or Member(s).  The Fund's interpretations  of the terms and conditions of this Repurchase  Offer shall be final and binding.  Unless waived,  any defects or  irregularities  in connection  with  repurchase requests must be cured within the times as the Fund shall determine.  Tenders of Interest will not be deemed to have been made until all defects or irregularities  have been cured or waived.

   Neither  the  Fund,   OppenheimerFunds  Service,   OppenheimerFunds,   Inc.  (the  Fund's
   investment  adviser),  nor OppenheimerFunds  Distributor,  Inc. (the Fund's Distributor),
   nor  any  other  person  is or  will  be  obligated  to give  notice  of any  defects  or irregularities  in  repurchase  requests  tendered,  nor  shall  any of  them  incur  any liability for failure to give any such notice.

13.   Certain  Additional  Information  About the Fund.  The Fund does not have any plans or proposals  that  relate to or would  result  in:  (a) the  acquisition  by any  person of additional  Interests  (other  than the  Fund's  intention  to accept  subscriptions  for
   Interests  from  time  to time in the  discretion  of the  Fund)  or the  disposition  of
   Interests,  other than as disclosed in the Prospectus;  (b) an extraordinary transaction, such as a merger,  reorganization  or  liquidation,  involving the Fund; (c) any material
   change  in  the  present  distribution  policy,   except  with  respect  to  the  planned
   establishment  of a program for  reinvestment  of  distributions  as  described in Item 1 above,  or  indebtedness  or  capitalization  of Fund,  except  to the  extent  temporary indebtedness  may be incurred in satisfaction of Interests  tendered for repurchase under this or future  Repurchase  Offers;  (d) any change in the  identity of the Adviser or in the  management  of the Fund  including,  but not limited to, any plans or  proposals  to change the number or term of the Board of  Managers  of the Fund  ("Board"),  to fill any existing  vacancy for a Member of the Board,  except that John  Murphy,  Chief  Executive
   Officer of the Fund's investment adviser, OppenheimerFunds,  Inc., has proposed to resign and to be replaced by Robert  O'Connell,  Chief  Executive  Officer of  OppenheimerFunds,
   Inc.'s parent company,  Massachusetts Mutual Insurance Company, or to change any material term of the investment  advisory  arrangements  with the Adviser,  except as described in
   Item 1, above,  under the heading "Will the advisory  fees I pay change?";  (e) a sale or transfer of a material  amount of assets of the Fund  (other than as the  Managers or the
   Adviser  determine may be necessary or  appropriate to fund any portion of the repurchase price for Interests  acquired pursuant to this Repurchase Offer or in connection with the ordinary  portfolio  transactions  of the  Fund);  (f) any other  material  change in the
   Fund's  structure or business,  except as described in Item 1 above  regarding the Fund's
   Federal tax treatment and related  matters,  including any plans or proposals to make any changes  in its  fundamental  investment  policy for which a vote  would be  required  by
   Section  13 of the  Investment  Company  Act of 1940;  or (g) any  changes  in the Fund's
   Limited  Liability  Company Agreement or other actions that may impede the acquisition of control of the Fund by any person.

   During  the  past 60 days,  other  than  the  regular  acceptance  of  subscriptions  for
   Interests,  no  transactions  involving  the  Interests  were  effected by the Fund,  the
   Adviser,  the Board or any person  controlling the Fund or controlling the Adviser or any
   Board Members of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor  will  tenders  be accepted  from,  Members  in any  jurisdiction  in  which  the  Repurchase  Offer  or its acceptance  would not comply with the  securities or Blue Sky laws of such  jurisdiction.
   The Fund  reserves  the  right  to  exclude  Members  from  the  Repurchase  Offer in any jurisdiction  in which it is asserted that the Repurchase  Offer cannot lawfully be made.
   The  Fund  believes  that  such  exclusion  is  permissible  under  applicable  laws  and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

NEITHER THE FUND NOR ITS BOARD OF MANAGERS MAKE ANY  RECOMMENDATION TO ANY MEMBER WHETHER TO
TENDER  OR  REFRAIN  PARTICIPATING  IN THE  REPURCHASE  OFFER.  EACH  MEMBER  MUST  MAKE  AN
INDEPENDENT DECISION WHETHER TO TENDER INTEREST AND, IF SO, HOW MUCH INTEREST TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE FUND  WHETHER
MEMBERS SHOULD TENDER  PURSUANT TO THIS  REPURCHASE  OFFER. NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY  INFORMATION  OR TO MAKE ANY  REPRESENTATIONS  IN CONNECTION  WITH THIS  REPURCHASE
OFFER OTHER THAN THOSE  CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND
STATEMENT OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE, ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND,  ITS INVESTMENT
ADVISER, DISTRIBUTOR OR INVESTMENT MANAGER.

THIS  TRANSACTION  HAS NOT BEEN  APPROVED OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE
COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
COMMISSION  PASSED UPON THE  FAIRNESS OR MERITS OF SUCH  TRANSACTION  OR ON THE  ACCURACY OR
ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY
IS UNLAWFUL.

For the Fund's current Net Asset Value and other  information  about this Repurchase  Offer, or for a copy of the Fund's Prospectus,  call OppenheimerFunds Services at 1.800.858.9826 or contact your financial adviser.

Appendix A to this  Repurchase  Offer  Notice  follows.  As  described  in Item 1 above,  it contains  important  information  relating to changes in the Fund's tax  treatment  that the
Fund expects to implement following completion of this Repurchase Offer.

Please  also  note  that to  effect  the  changes  described  in Item 1 above,  the Board of
Managers  has  authorized  a  number  of  corresponding  amendments  to the  Fund's  limited liability  company  agreement.  These primarily relate to the various tax, "capital account"
and distribution  matters described in that Item 1. Your approval of these amendments is not required;  a copy of the  limited  liability  company  marked  to show  the  amendments  is, however, available to Members on request to OppenheimerFunds Services at 1.800.858.9826.

Dated: ______, 2005

                 APPENDIX A to REPURCHASE OFFER NOTICE DATED _____ __, 2005
                 ----------------------------------------------------------

As  described  more  fully  in  Item 1 to the  Repurchase  Offer  Notice  accompanying  this
Appendix,  the Board of  Managers of  Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the
"Fund") has authorized the Fund to seek  qualification as a "regulated  investment  company"
under Subchapter M of the Internal Revenue Code. Such  qualification  will be sought as soon as practicable  following completion of the current repurchase offer and no later than on or about ______________________.

This  Appendix  sets out important  information  about the planned  change to the Fund's tax treatment.  For your convenience,  the Appendix is organized by reference to sections of the
Fund's   current   Prospectus   and   Statement  of  Additional   Information   (each  dated
-----------------).

o     Part I  below  represents  information  that,  following  the  planned  change  in tax treatment,  will replace the  corresponding  information on page __ of that Prospectus under the heading "Dividends, Capital Gains and Taxes".

o     Part II below  represents  information  that,  following  the  planned  change  in tax treatment,  will replace the corresponding information on page __ of that Statement of
      Additional Information under the heading "Tax Aspects".

                                           Part I
                                           ------

Dividends.  The  amount of any  dividends  the Fund pays may vary over  time,  depending  on market conditions,  the composition of the Fund's investment  portfolio,  the expenses borne by the Fund's shares,  and any  distributions  made to the Fund by the underlying  Portfolio
Funds or Portfolio  Accounts.  The Fund cannot  guarantee  that it will pay any dividends or other distributions.

Capital  Gains  Distributions.  A Portfolio  Fund may realize  capital  gains on the sale of portfolio securities.  If it does, the Fund may make distributions out of any net short-term or  long-term  capital  gains,  normally  in  December  of each  year.  The  Fund  may  make supplemental  distributions  of dividends and capital gains  following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains  distributions in a particular year.

Choice for Receiving Distributions.  When you open your account, specify on your application how you want to receive your dividends and distributions. You have two options:

o     Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and capital gains distributions in additional shares of the Fund.

o     Receive All Distributions in Cash. You can elect to receive a check for all dividends and capital gains distributions.

If your account was established  before the date on which the Fund elected to modify its tax treatment to that  described  immediately  below (i.e.,  before  _______________),  the Fund reinvests all your  dividends and capital gains  distributions  in additional  shares of the
Fund unless you specifically instructed the Fund otherwise at the time.

                                           TAXES
                                           -----

THIS  INFORMATION  IS ONLY A SUMMARY OF CERTAIN U.S.  FEDERAL INCOME TAX  INFORMATION  ABOUT
THIS  INVESTMENT AS OF THE DATE OF THIS  PROSPECTUS.  PROSPECTIVE  INVESTORS  SHOULD CONSULT
WITH THEIR TAX ADVISORS  ABOUT THE EFFECT OF AN INVESTMENT  IN THE FUND ON THEIR  PARTICULAR
TAX SITUATIONS.

TAXES. The Fund intends to elect and to qualify each year as a regulated  investment company under  the  Code.  That  means  that  in each  year  it  qualifies  and  distributes  to its shareholders  at least 90% of its  "investment  company  taxable  income" (as defined in the
Internal Revenue Code, but without regard to the dividends paid  deduction),  it will pay no
U.S.  federal  income tax on the  earnings or capital  gains it  distributes.  This avoids a
"double tax" on that income and capital gains since  shareholders  normally will be taxed on the  dividends  and capital  gains they receive from the Fund (unless  their Fund shares are held in a  retirement  account that  permits tax  deferral or the  shareholder  is otherwise exempt from tax).  Tax-exempt  U.S.  investors  will not incur  unrelated  business  taxable income with  respect to an  investment  in Fund shares if they do not borrow to acquire such shares.

Shareholders should be aware of the following tax implications of investing in the Fund:

o     Dividends paid from net investment income and short-term  capital gains are taxable as ordinary income.  Distributions  of the Fund's long-term  capital gains are taxable as long-term  capital  gains.  It does not matter how long  shareholders  have held their shares.

o     If the Fund  receives  dividends  from U.S.  corporations,  a portion of the dividends paid by the  Fund to  corporate  shareholders  may be  eligible  for the  corporate dividends  received  deduction.  In  addition,  for taxable  years  beginning on or before  December  31,  2008,  distributions  of  net  investment  income  that  are designated  by the Fund as derived from  "qualified  dividend  income" are taxed to individuals at the rates  applicable to long-term  capital gains.  Certain  holding period  and  other  requirements  must  be met by  shareholders  and the  Fund  for distributions to be eligible for the corporate  dividends received deduction or the preferential  individual tax rates that apply to qualified  dividend income, as the case may be.

o     A distribution  would be treated as paid to shareholders on December 31 of the current calendar  year if it is declared by the Fund in October,  November or December with a record date in such a month and paid during January of the following year.

o     If the Fund  distributes  less than an amount equal to 98% of its ordinary  income for the calendar  year and 98% of its capital  gain net income for the one-year  period ending  on  October  31 of such  calendar  year,  unless  the Fund  elects to use a calendar  year,  plus such amounts from previous  years that were not  distributed,
         then  the  Fund  will  be  subject  to  a  nondeductible   4%  excise  tax  on  the
         undistributed  amounts.  It is  currently  anticipated  that  the  Fund  will  make sufficient  distributions of its income to satisfy the distribution requirement and prevent application of the excise tax.

o      If in any taxable  year the Fund fails to qualify as a regulated  investment  company under  the  Code,  the  Fund  will be  taxed  in the  same  manner  as an  ordinary corporation and  distributions  to its  shareholders  will not be deductible by the
         Fund in computing its taxable income.

o     Every  calendar year the Fund expects to send  shareholders  and the Internal  Revenue
         Service  a  statement  showing  the  amount  of any  taxable  dividends  and  other distributions  the Fund paid to shareholders in the previous calendar year. The tax information  the Fund sends  shareholders  will  separately  identify any long-term
         capital  gains  or  qualified  dividend  income   distribution  the  Fund  paid  to
         shareholders.

o     Because the Fund's share prices  fluctuate,  a shareholder  may have a capital gain or loss when its  shares are  repurchased.  A capital  gain or loss is the  difference between  the price  shareholders  paid for the  shares  and the price  shareholders received  when they were  accepted  for  repurchase  or exchange.  Generally,  when shares of the Fund  shareholders  have tendered are repurchased,  shareholders must recognize any capital gain or loss on those shares.

o     If  shareholders  buy shares on the date or just  before the date the Fund  declares a capital gains distribution,  a portion of the purchase price for the shares will be returned to shareholders as a taxable distribution.

o     The tax  treatment of  dividends  and  distributions  will be the same  regardless  of whether they are paid to  shareholders  in cash or reinvested in additional  shares of the Fund.

o     Shareholders  should review the more detailed  discussion of U.S.  federal  income tax considerations in the SAI.

The Fund may be required to withhold U.S. federal income tax from all taxable  distributions payable if shareholders:

o     fail to provide the Fund with their correct taxpayer identification numbers;

o     fail to make required certifications; or

o     have been notified by the Internal  Revenue Service that  shareholders  are subject to backup withholding.

In certain cases,  distributions  made by the Fund may be considered a non-taxable return of capital to shareholders. The Fund will identify returns of capital in shareholder notices.

                                          Part II
                                          -------

                                        TAX ASPECTS
                                        -----------

This  summary of certain  aspects of the U.S.  federal  income tax  treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"),  judicial  decisions,
Treasury  Regulations and rulings in existence on the date hereof,  all of which are subject to change.  This summary does not discuss the impact of various proposals to amend the Code, which could change certain of the tax consequences of an investment in the Fund.  References in this summary to the tax consequences of the Fund's investments,  activities, income, gain and loss include the direct investments,  activities,  income, gain and loss of the Fund and those indirectly attributable to the Fund as a result of investing in the underlying funds.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

As a regulated  investment  company,  the Fund is not subject to U.S.  federal income tax on the portion of its investment  company taxable  income,  as that term is defined in the Code
(determined  without regard to the deduction for dividends paid), and net capital gain (that is, the excess of net long-term  capital gains over net short-term  capital  losses) that it distributes  to  shareholders.  That  qualification  enables the Fund to "pass  through" its distributed income and net capital gains to shareholders  without the Fund having to pay tax on them.  The Code contains a number of complex  tests  relating to  qualification  that the
Fund might not meet in a  particular  year.  If the Fund does did not qualify as a regulated investment  company  during any  period,  it would be treated  for U.S.  federal  income tax purposes as an ordinary  corporation and would receive no tax deduction for payments made to shareholders during that period.

To qualify as a regulated  investment company,  the Fund must distribute at least 90% of its investment  company  taxable income for the taxable year. The Fund must also satisfy certain other  requirements of the Code,  some of which are described  below.  Distributions  by the
Fund made during the taxable year or, under  specified  circumstances,  within twelve months after the close of the taxable year,  will be considered  distributions  of income and gains for the taxable year and will therefore  count toward  satisfaction  of the  above-mentioned requirement.

To qualify  as a  regulated  investment  company,  the Fund must  derive at least 90% of its gross income each taxable year from dividends,  interest,  certain  payments with respect to securities  loans,  gains  from the  sale or other  disposition  of stock or  securities  or foreign  currencies (to the extent such currency gains are directly related to the regulated investment  company's  principal  business of investing in stock or securities)  and certain other income.

In addition to satisfying the  requirements  described above, the Fund must satisfy an asset diversification  test in order to  qualify as a  regulated  investment  company.  Under that test, at the close of each quarter of the Fund's  taxable year, at least 50% of the value of the  Fund's  assets  must  consist  of cash  and cash  items,  U.S.  Government  securities, securities of other regulated  investment  companies,  and securities of "other issuers." As to each of those "other  issuers," the Fund must not have invested more than 5% of the value of the Fund's  total  assets in  securities  of each such  issuer and the Fund must not hold more than 10% of the  outstanding  voting  securities of each such issuer.  In addition,  no more than 25% of the value of the Fund's total assets may be invested in the  securities  of any one issuer (other than U.S.  Government  securities  and  securities of other  regulated investment  companies)  or in two or more  issuers  which  the Fund  controls  and which are engaged in the same or similar  trades or businesses or related  trades or  businesses.  For
purposes  of  this  test,   obligations   issued  or  guaranteed  by  certain   agencies  or
instrumentalities of the U.S. Government are treated as U.S. Government securities.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES

Under the Code, by December 31 of each year, the Fund must distribute,  or be deemed to have distributed,  an amount at least equal to the sum of (1) 98% of its ordinary  income  earned from January 1 through  December 31 of that year,  (2) 98% of its capital gains  realized in the period from  November 1 of the prior year through  October 31 of the current  year,  and
(3) all such ordinary  income and capital gains for previous years that were not distributed during those years. If it does not, the Fund must pay a non-deductible  4% excise tax on the amounts  not  distributed.  It is  presently  anticipated  that the  Fund  will  meet  those requirements.  To meet these  requirements,  the Fund might,  in certain  circumstances,  be required to liquidate portfolio investments to make sufficient  distributions.  However, the
Board and the Investment  Manager might  determine in a particular  year that it would be in the best  interests  of  shareholders  for the Fund not to make  such  distributions  at the required levels and to pay the excise tax on the  undistributed  amounts.  That would reduce the amount of income or capital gains available for distribution to shareholders.

FAILURE TO QUALIFY AS A REGULATED INVESTMENT COMPANY

If, in any taxable year, the Fund fails to qualify as a regulated  investment  company under the  Code,  the Fund  will be  taxed  in the same  manner  as an  ordinary  corporation  and distributions  to its  shareholders  will not be  deductible  by the Fund in  computing  its taxable income. In addition,  in the event of a failure to qualify as a regulated investment company,  the  Fund's  distributions,  to the  extent  derived  from the  Fund's  current or accumulated  earnings  and  profits,  will  constitute  dividends,  which will  generally be
eligible  for  the  dividends  received  deduction  available  to  corporate   shareholders.
Furthermore,  in such event,  individual shareholders of the Fund would generally be able to treat such  distributions as "qualified  dividend income" eligible for reduced rates of U.S.
federal income taxation in taxable years beginning on or before December 31, 2008.

DISTRIBUTIONS

Dividends  paid out of the Fund's  investment  company  taxable  income will be taxable to a shareholder  as ordinary  income to the extent of the Fund's  earnings and profits,  whether such  dividends are paid in cash or reinvested  in  additional  shares.  If a portion of the
Fund's income consists of dividends paid by U.S.  corporations (other than REITs), a portion of the  dividends  paid by the  Fund  to  corporate  shareholders  may be  eligible  for the corporate  dividends  received  deduction.  In addition,  for taxable years  beginning on or before  December 31, 2008,  distributions  of  investment  company  taxable  income that are designated by the Fund as derived from  qualified  dividend  income are taxed to individuals at the rates  applicable to long-term  capital gain.  Qualified  dividend  income  generally includes dividends from domestic  corporations and dividends from foreign  corporations that meet certain specified  criteria.  Certain holding period and other requirements must be met by both the  shareholder  and the Fund for  distributions  to be eligible for the  corporate dividends  received  deduction  or the  preferential  individual  tax  rates  that  apply to qualified  dividend income,  as the case may be.  Distributions of net capital gain, if any, designated  as capital gain  dividends  are taxable to a  shareholder  as long-term  capital gain,  regardless of how long the shareholder has held Fund shares.  Long-term  capital gain rates  for  individuals  have  been  temporarily  reduced  to  15%  (with  lower  rates  for individuals  in the 10% and 15% rate  brackets)  for taxable  years  beginning  on or before
December  31,  2008.  A  distribution  of an  amount in excess  of the  Fund's  current  and accumulated  earnings and profits will be treated by a  shareholder  as a return of capital, which is applied against and reduces the  shareholder's  basis in his shares.  To the extent that the amount of any such distribution  exceeds the shareholder's basis in his shares, the excess  will be treated by the  shareholder  as gain from a sale or  exchange of the shares.
Distributions  will be treated in the manner  described  above  regardless  of whether  such distributions are paid in cash or invested in additional shares.
The Fund may elect to retain its net capital gain or a portion  thereof for  investment  and be taxed at corporate  rates on the amount  retained.  In such case,  it may  designate  the retained amount as undistributed capital gains in a notice to its shareholders,  who will be treated as if each  received  a  distribution  of its pro rata share of such gain,  with the result that each  shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term  capital gain,  (ii) receive a refundable  tax credit for its pro rata share of tax paid by the Fund on the gain and (iii)  increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

Dividends  designated  by the Fund and received by corporate  shareholders  of the Fund will qualify for the dividends received deduction to the extent of qualifying  dividends received by the Fund from  domestic  corporations  for the taxable  year. A dividend  received by the
Fund will not be  treated as a  qualifying  dividend  (1) if the Fund fails to meet  certain holding period  requirements  for the stock on which the dividend is paid, (2) to the extent that the Fund is under an obligation  to make related  payments with respect to positions in substantially  similar  or  related  property,  or (3) to the  extent the stock on which the dividend is paid is treated as debt financed.  Moreover,  the dividends  received  deduction may be  disallowed or reduced if the  corporate  shareholder  fails to satisfy the foregoing requirements with respect to shares of the Fund or by applications of the Code.

Shareholders  will be  notified  annually  as to the  U.S.  federal  income  tax  status  of distributions,  and shareholders  receiving  distributions in the form of additional  shares will receive a report as to the net asset value of those shares.

SALE OR EXCHANGE OF FUND SHARES

Upon the sale or other  disposition  of shares in the Fund  which a  shareholder  holds as a capital asset,  the shareholder may realize a capital gain or loss in an amount equal to the difference  between the amount  realized  and the  shareholder's  adjusted  tax basis in the shares  sold.  Such  gain or loss  will be  long-term  or  short-term,  depending  upon  the shareholder's  holding period for the shares.  Generally,  a shareholder's gain or loss will be a long-term gain or loss if the shares have been held for more than one year.

Any loss  realized on a sale or exchange  will be  disallowed  to the extent that the shares disposed of are replaced  (including  through  reinvestment of dividends) within a period of
61 days  beginning  30 days before and ending 30 days after  disposition  of the shares.  In such a case,  the basis of the shares  acquired  will be adjusted to reflect the  disallowed loss.  Any loss  realized  by a  shareholder  on a  disposition  of Fund  shares held by the shareholder  for six  months or less will be  treated  as a  long-term  capital  loss to the extent of any capital gain dividends  received by the  shareholder  (or amounts  credited as undistributed capital gains) with respect to such shares.

Under recently promulgated  Treasury  regulations,  if a shareholder  recognizes a loss with respect to shares of $2  million or more for an  individual  shareholder  or $10  million or more for a corporate  shareholder,  the  shareholder  must attach to its tax return and also separately  file with the Internal  Revenue  Service  ("IRS") a disclosure  statement on IRS
Form 8886. Direct shareholders of portfolio  securities are in many cases excepted from this reporting  requirement,  but under current guidance,  shareholders of a regulated investment company  are not  excepted.  Future  guidance  may extend the  current  exception  from this reporting  requirement to shareholders of most or all regulated  investment  companies.  The fact  that  a loss  is  reportable  under  these  regulations  does  not  affect  the  legal determination  of whether  the  taxpayer's  treatment  of the loss is  proper.  Shareholders should  consult their tax advisors to determine the  applicability  of these  regulations in light of their particular circumstances.

HEDGING AND DERIVATIVES TRANSACTIONS

Certain of the Fund's  hedging  and  derivatives  transactions  are  subject to special  and complex U.S.  federal  income tax  provisions  that may,  among other things,  (i) disallow, suspend or otherwise  limit the  allowance  of certain  losses or  deductions,  (ii) convert lower taxed  long-term  capital gain into higher taxed  short-term  capital gain or ordinary
income,   (iii)  convert  an  ordinary  loss  or  a  deduction  into  a  capital  loss  (the deductibility  of which is more  limited),  (iv) cause the Fund to recognize  income or gain without  a  corresponding  receipt  of  cash,  (v)  adversely  affect  the time as to when a purchase  or sale of stock or  securities  is deemed to occur and (vi)  adversely  alter the characterization  of certain  complex  financial  transactions.  These rules could therefore affect the character,  amount and timing of  distributions  to  shareholders.  The Fund will monitor its  transactions and may make certain tax elections in order to mitigate the effect of these provisions.

OTHER INVESTMENTS

The Fund may invest in debt  obligations  purchased  at a discount  with the result that the
Fund may be required to accrue income for U.S.  federal  income tax purposes  before amounts due under the  obligations  are paid. The Fund may also invest in domestic and foreign "high yield"  securities.  A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. federal income tax purposes.

As a result of investing in securities  purchased at a discount or any other investment that produces  income that is not matched by a corresponding  cash  distribution to the Fund, the
Fund  could be  required  to include in  current  income it has not yet  received.  Any such income would be treated as income earned by the Fund and  therefore  would be subject to the distribution  requirements of the Code. This might prevent the Fund from distributing 90% of its  investment  company  taxable  income as is required in order to avoid  Fund-level  U.S.
federal income  taxation on all of its income,  or might prevent the Fund from  distributing enough  ordinary  income and capital gain net income to avoid  completely  the imposition of the excise tax. To avoid this  result,  the Fund may be required to borrow  money or dispose of securities to be able to make distributions to its shareholders.

PASSIVE FOREIGN INVESTMENT COMPANY

If the Fund purchases shares in a passive foreign  investment  company (a "PFIC"),  the Fund may be subject to U.S. federal income tax on a portion of any "excess  distribution" or gain from the  disposition  of such  shares  even if such  income  is  distributed  as a  taxable dividend by the Fund to its shareholders.  Additional  charges in the nature of interest may be imposed on the Fund in respect of  deferred  taxes  arising  from such  distributions  or gains.  If the Fund were to  invest  in a PFIC and  elect to treat the PFIC as a  "qualified electing  fund"  under  the Code (a  "QEF"),  the Fund  would  be  required,  in lieu of the foregoing  requirements,  to include in income each year a portion of the ordinary  earnings and net capital gain of the QEF, even if not  distributed  to the Fund.  Alternatively,  the
Fund could elect to  mark-to-market at the end of each taxable year its shares in a PFIC. In this case,  the Fund would  recognize  as ordinary  income any increase in the value of such shares,  and as ordinary  loss any  decrease in such value,  to the extent it did not exceed prior increases in income.  Under either  election,  the Fund might be required to recognize income in excess of its distributions  from PFICs and its proceeds from dispositions of PFIC stock  during the  applicable  year and such  income  would  nevertheless  be subject to the
Distribution  Requirement  and would be taken into account for purposes of the 4% excise tax
(described above).

SECTION 1256 CONTRACTS

The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256
Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain
non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256
Contracts held by the Fund at the end of a taxable year of the Fund will be treated for
U.S. federal income tax purposes as if they were sold by the Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the
Fund's obligations under such contract), must be taken into account by the Fund in computing its taxable income for the year. Capital gains and losses from Section 1256
Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60%
of the gains or losses.

FOREIGN CURRENCY TRANSACTIONS

To the extent that its investments are made in securities denominated in a non-U.S.
currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Fund's investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Fund on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a
non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S.
currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the
Fund collects the receivables or pays the liabilities may be treated as ordinary income or loss.

The Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section
1256 Contracts" (see "Section 1256 Contracts" above), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

UNRELATED BUSINESS TAXABLE INCOME

Generally,  an exempt  organization  is exempt from U.S.  federal  income tax on its passive investment income, such as dividends, interest and capital gains.1  This  general  exemption from tax does not apply to the "unrelated  business  taxable  income"  ("UBTI") of an exempt organization.  Generally,  income  and  gain  derived  by an  exempt  organization  from the ownership and sale of  debt-financed  property is UBTI and, thus,  taxable in the proportion to which such property is financed by "acquisition  indebtedness" during the relevant period of time.  Tax-exempt U.S. investors will not incur UBTI as a result of leveraged  investment activities  on the part of the Fund,  although  they may incur UBTI with respect to leverage applied  by those  investors  on their own  behalf.  Tax-exempt  U.S.  persons  are urged to consult  their  own  tax  advisors  concerning  the  U.S.  federal  tax  consequences  of an investment in the Fund.

FOREIGN TAXES

Investment  income that may be received by the Fund from sources  within  foreign  countries may be subject to foreign taxes  withheld at the source.  Tax  conventions  between  certain countries  and the United  States may reduce or eliminate  such taxes.  The Fund will not be eligible to "pass through" to its  shareholders the amount of foreign taxes paid by the Fund for foreign tax credit purposes.

BACKUP WITHHOLDING

The Fund may be required to withhold  U.S.  federal  income tax from all  distributions  and redemption  proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer  identification  number  or to  make  required  certifications,  or who  have  been notified by the IRS that they are subject to backup withholding.  The withholding percentage is 28% until  2011,  when the  percentage  will  increase  to 31%  (unless  Congress  enacts legislation  otherwise).  Corporate shareholders and certain other shareholders specified in the Code  generally  are exempt from such backup  withholding.  This  withholding  is not an additional tax. Any amounts withheld may be credited against the shareholder's  U.S. federal income tax  liability,  provided the required  information is furnished to the IRS. To avoid such  withholding,  foreign  shareholders  (as defined below) that  beneficially  own shares generally  must provide a properly  completed IRS Form W-8BEN or other  applicable  forms or documentation certifying their non-U.S. status.
FOREIGN SHAREHOLDERS

U.S.  federal  income  taxation of a shareholder  who with respect to the United States is a nonresident  alien individual,  a foreign trust or estate, a foreign  corporation or foreign
partnership  ("foreign   shareholder")  depends  on  whether  the  income  of  the  Fund  is
"effectively connected" with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not  "effectively  connected"  with a U.S.  trade or business carried on by the foreign  shareholder,  distributions of investment  company taxable income will be subject to a U.S.  federal  income tax of 30% (or lower treaty  rate),  which tax is
generally  withheld  from  such  distributions.   However,   pursuant  to  recently  enacted
legislation,  for taxable  years  beginning  after  December 31, 2004 and before  January 1,
2008, certain  "interest-related  dividends" and "short-term capital gain dividends" paid by the Fund to a foreign  shareholder  would be  eligible  for an  exemption  from the 30% U.S.
withholding tax.  Interest-related  dividends  generally are dividends  derived from certain interest  income  earned by the Fund that  would not be  subject  to such tax if earned by a foreign  shareholder  directly.  Short-term  capital gain dividends  generally are dividends derived from the excess of a Fund's net short-term  capital gains over net long-term capital losses.  Such a foreign  shareholder  would generally be exempt from U.S. federal income tax on  capital  gain  dividends,  any  amounts  retained  by the Fund  that are  designated  as undistributed  capital  gains and any gains  realized upon the sale or exchange of shares of the Fund.

If the  income  from the  Fund is  "effectively  connected"  with a U.S.  trade or  business carried on by a foreign  shareholder,  then  distributions  of  investment  company  taxable income, any capital gain dividends,  any amounts retained by the Fund that are designated as undistributed  capital  gains and any gains  realized upon the sale or exchange of shares of the Fund will be subject to U.S.  federal  income tax at the graduated  rates  applicable to
U.S. citizens,  residents or domestic corporations.  Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a  non-corporate  foreign  shareholder,  the Fund may be required to withhold
U.S.  federal income tax from  distributions  that are otherwise exempt from withholding tax
(or taxable at a reduced treaty rate) unless the foreign  shareholder  certifies his foreign status  under  penalties  of perjury or  otherwise  establishes  an  exemption.  See "Backup
Withholding."

The tax  consequences  to a  foreign  shareholder  entitled  to  claim  the  benefits  of an applicable  tax treaty may differ from those  described  herein.  Foreign  shareholders  are advised to consult their own tax advisors with respect to the  particular  tax  consequences to them of an investment in the Fund.

OTHER TAXATION

Fund  shareholders  may be  subject  to  state,  local  and  foreign  taxes  on  their  Fund distributions.

THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN  MATERIAL  INCOME TAX MATTERS THAT ARE PERTINENT
TO  PROSPECTIVE  INVESTORS.  THE  SUMMARY  IS NOT,  AND IS NOT  INTENDED  TO BE, A  COMPLETE
ANALYSIS OF ALL  PROVISIONS OF THE U.S.  FEDERAL  INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON
SUCH  INVESTMENTS.  THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE  FOR CAREFUL TAX PLANNING.
ACCORDINGLY,  PROSPECTIVE  INVESTORS ARE URGED TO CONSULT THEIR OWN  RESPECTIVE TAX ADVISORS
WITH  RESPECT TO THEIR OWN  RESPECTIVE  TAX  SITUATIONS  AND THE EFFECTS OF THIS  INVESTMENT
THEREON.

Exhibit (a)(1)(iii)

                              FORM OF REPURCHASE REQUEST FORM

--------------------------------------------------------------------------------------------
                        OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
--------------------------------------------------------------------------------------------
                                  REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Market Neutral Fund, LLC:

Please  repurchase the Interest of  Oppenheimer  Tremont Market Neutral Fund, LLC designated below on the Valuation Date that applies to this Repurchase  Offer which expires on _______,
2005.

---------------------------------------------------------------------------------
Name(s) of Registered Members:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:      Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Interest Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender my entire Interest
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Interest
                    (Please  Note:  A $50,000  minimum  balance must be retained
                    (net of the amount of the Incentive Allocation)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please  repurchase  enough  of my  Interest  so  that I will receive $___________________,  or such lesser amount as will
|_|  Dollar Amount  enable me to retain a $50,000  minimum  balance  (net of the amount of the Incentive Allocation)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

A check  for  the  proceeds  of  repurchased  Interest  will be  issued  in the  name of the registered  Member(s)  and mailed to the address of record on the  account.  If  alternative payment and delivery is required,  please provide  instructions here (and signatures must be guaranteed).

Alternative Mailing Instructions:               __________________________________
                                          ----------------------------------

Alternative Wiring Instructions:    Bank Name:        __________________________________
                        ABA#:             __________________________________
                        Account Name:           __________________________________
                        Account #:        __________________________________
                        For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY  with the  names(s)  in which your
         Interest is registered.
o     If the Interest is held by two or more joint holders, ALL MEMBERS MUST SIGN BELOW.
o     If the  Interest  is held in a First  Trust IRA or  403(b)(7)  account,  you must have
         First Trust submit the request on your behalf.
o     If  the   Interest   is  held  in  the  name  of  a   trustee,   executor,   guardian,
         attorney-in-fact,   corporation,  partnership  or  other  representative  capacity, include  the name of the owner,  sign using your title and submit  evidence of your authority in a form satisfactory to OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:

o     This  Repurchase  Request Form is signed by all registered  holder(s) of the Interest,
         AND
o     There is no change of registration for the Interest you will continue to hold, AND
o     The payment of the repurchase  proceeds is to be sent to the registered  owners of the
         Interest  at the  address  shown  in the  Interest  registration  on  your  account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

In all other cases,  ALL signatures  must be guaranteed by one of the following:  U.S. bank, trust  company,  credit union or savings  association,  or by a foreign bank that has a U.S.
correspondent  bank,  or by a U.S.  registered  dealer or broker  in  securities,  municipal securities,  or  government  securities,  or  by a  U.S.  national  securities  exchange,  a registered  securities  association or a clearing  agency.  Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Interest is registered:
SIGNATURE(s) GUARANTEED BY:

------------------------------------            -------------------------------------
(Signature)                               (Signature of Owner)

------------------------------------            -------------------------------------
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call OppenheimerFunds Services 1.800.858.9826.

This  form  must  be  RECEIVED  by   OppenheimerFunds   Services  by  12:00  Midnight  (ET),
_____________  (the Repurchase  Request  Deadline),  if you want to sell some or all of your account of the Oppenheimer  Tremont Market Neutral Fund, LLC.  Repurchase  Requests received by OppenheimerFunds Services cannot be revoked after the Repurchase Request Deadline.

---------------------------------------------------------------------------------
   If you are using regular mail,        If you are  using  courier  or  express
                                      mail,
   send this form to:                    send this form to:
   OppenheimerFunds Services             OppenheimerFunds Services
   PO Box 173673                         10200 E. Girard Avenue, Building D
   Denver, Colorado 80217-3673           Denver, Colorado 80231
---------------------------------------------------------------------------------

NEITHER THE FUND NOR ITS BOARD OF MANAGERS MAKE ANY  RECOMMENDATION TO ANY MEMBER WHETHER TO
TENDER  OR  REFRAIN  PARTICIPATING  IN THE  REPURCHASE  OFFER.  EACH  MEMBER  MUST  MAKE  AN
INDEPENDENT  DECISION  WHETHER  TO  TENDER  THEIR  INTEREST  AND,  IF SO,  HOW MUCH OF THEIR
INTEREST TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE FUND  WHETHER
MEMBERS SHOULD TENDER  PURSUANT TO THIS  REPURCHASE  OFFER. NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY  INFORMATION  OR TO MAKE ANY  REPRESENTATIONS  IN CONNECTION  WITH THIS  REPURCHASE
OFFER OTHER THAN THOSE  CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND
STATEMENT OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE, ANY SUCH  RECOMMENDATIONS  AND SUCH
INFORMATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED BY THE FUND,  ITS INVESTMENT
ADVISER, DISTRIBUTOR OR INVESTMENT MANAGER.

THIS  TRANSACTION  HAS NOT BEEN  APPROVED OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE
COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
COMMISSION  PASSED UPON THE  FAIRNESS OR MERITS OF SUCH  TRANSACTION  OR ON THE  ACCURACY OR
ADEQUACY OF THE INFORMATION  CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY
IS UNLAWFUL.

Exhibit (a)(1)(iv)

  FORM OF LETTER TO MEMBERS REGARDING ACCEPTANCE OF TENDER OF ALL INTEREST HELD BY MEMBERS

Date: __________

Dear Member:

Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the "Fund") has received and accepted for purchase your tender of your Interest in the Fund.

Because you have tendered and the Fund has purchased your entire  investment,  you have been paid a note (the "Note")  entitling you to receive an initial payment of at least 90% of the estimated  repurchase  price  based  on the  unaudited  net  asset  value  of the Fund as of
_____________  (the  "Valuation  Date"),  after  subtraction  of any  applicable  charges in accordance  with the terms of the Repurchase  Offer.  You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within  forty-five
(45) days of the  Valuation  Date unless the Fund has  requested a withdrawal of its capital from any  Portfolio  Fund(s)  in order to fund the  repurchase  of  Interest,  in which case payment will be made ten (10)  business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The terms of the Note  provide  that a contingent  payment  representing  the balance of the purchase  price,  if any,  will be paid to you promptly  after the  completion of the Fund's
_____________  fiscal  year-end audit and is subject to fiscal  year-end  audit  adjustment.
This  amount  will be paid to you via  wire,  as per your  instructions  on your  Repurchase
Request Form. We expect the audit to be completed by the end of
---------------.

The  Note is  held  by  OppenheimerFunds  Services  on  your  behalf  for  your  safety  and convenience.  Once  payment  has been made to you in full  under the terms of the Note,  the
Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

 FORM OF LETTER TO MEMBERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF INTEREST HELD BY
                                          MEMBERS

Date: _____________

Dear Member:

Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the "Fund") has received and accepted for purchase your tender of a portion of your Interests in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to receive  payment of 100% of the  estimated repurchase  price based on the  unaudited  net asset  value of the Fund as of  _____________
(the "Valuation  Date"),  after subtraction of any applicable charges in accordance with the terms of the Repurchase  Offer. You will receive a payment in this amount via wire or check, as per your  instructions on your  Repurchase  Request Form. In accordance with the terms of the  Repurchase  Offer,  payment will be made within  forty-five  (45) days of the Valuation
Date unless the Fund has requested a withdrawal  of its capital from any Portfolio  Funds in order to fund the  repurchase  of  Interests,  in which case  payment  will be made ten (10)
business days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such Portfolio Funds.

The  Note is  held  by  OppenheimerFunds  Services  on  your  behalf  for  your  safety  and convenience.  Once  payment  has been made to you in full  under the terms of the Note,  the
Note will be cancelled.

You remain a member of the Fund with  respect to the  portion of your  Interest  in the Fund that you did not tender.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL INTERESTS HELD BY
                                          MEMBERS

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up twenty-five  percent (25%) of the Fund's aggregate  outstanding  limited  liability  company  interests  ("Interest") at a price equal to the net asset value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase Offer,  Oppenheimer Tremont Market Neutral Fund, LLC hereby promises to pay in cash, in the manner set forth below, to the person  identified  below as the payee
(the  "Payee") an amount equal to the  estimated  net asset value of the Interest  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This note entitles the Payee to receive an initial  payment,  valued in accordance  with the terms of the Repurchase Offer,  equal to at least 90% of the estimated value of the Interest
(the  "Initial  Payment")  which  will be paid to the  payee  in the  form of a wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Portfolio  Fund(s) in order to fund the  repurchase of Interest,  in which case payment will be made ten (10)  business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s).

This note also entitles the Payee to a contingent  payment  equal to the excess,  if any, of
(x) the net asset value of the Interest (or portion  thereof)  repurchased by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the
Fund for the  Fiscal  Year in which  such  repurchase  was  effective  over (y) the  Initial
Payment.  The  contingent  payment is payable  promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending ___________.

Both the  initial  and  contingent  payments  hereunder  shall  be paid in  cash,  provided,
                                                                                   --------
however,  that if the Fund's Board of Managers  determines  that payment of all or a portion of the purchase  price by a distribution  of marketable  securities is necessary to avoid or mitigate any adverse  effect of the Repurchase  Offer on the remaining  members of the Fund, then such payment shall be made by  distributing  such  marketable  securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee, as per the Payee's  instruction on the Repurchase  Request Form.  This note may not be pledged, assigned or otherwise  transferred by the Payee.  This note shall be construed  according to and governed by the laws of the State of New York without  giving  effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning  ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    Oppenheimer Tremont Market Neutral Fund, LLC

                                    By: _____________________________________

Exhibit (a)(1)(vii)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF INTEREST
                                       HELD BY MEMBER

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%)
of the Fund's aggregate  outstanding  limited liability company interests  ("Interest") at a price equal to the net asset value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase Offer,  Oppenheimer Tremont Market Neutral Fund, LLC hereby promises to pay in cash, in the manner set forth below, to the person  identified  below as the payee
(the  "Payee") an amount equal to the  estimated  net asset value of the Interest  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This note entitles the Payee to receive a payment,  valued in  accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the estimated  value of the Interest (the
"Initial  Payment")  which  will be paid to the payee in the form of a check or wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Portfolio  Fund(s) in order to fund the  repurchase of Interest,  in which case payment will be made ten (10)  business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s).

The payment hereunder shall be paid in cash, provided,  however, that if the Fund's Board of
                                             --------   -------
Managers  determines  that  payment  of  all  or  a  portion  of  the  purchase  price  by a distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the remaining  members of the Fund,  then such payment shall be made by  distributing  such  marketable  securities,  all as  more  fully  described  in the
Repurchase Offer.

The payment of this note shall be made by wire to the Payee, as per the Payee's  instruction on the Repurchase Request Form.

This note may not be pledged,  assigned or  otherwise  transferred  by the Payee.  This note shall be  construed  according  to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning  ascribed to it in the Repurchase Offer.

Payee: _______________________

                                 Oppenheimer Tremont Market Neutral Fund, LLC

                                 By: _____________________________________

--------
1     With certain exception, tax-exempt organizations that are private foundations are subject to a 2% U.S. excise tax on their "net investment income". The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.